Free Writing Prospectus

Filed pursuant to Rule 433

Relating to the

Preliminary Prospectus Supplement dated December 8, 2021 to the

Prospectus dated August 16, 2021

Registration No. 333-238633

Southwestern Energy Company

Pricing Term Sheet

December 8, 2021

$1,150,000,000 4.750% Senior Notes due 2032

The information in this pricing supplement supplements the preliminary prospectus supplement, dated December 8, 2021 (the “Preliminary Prospectus Supplement”), and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement is deemed to have changed to the extent affected by the changes described herein. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus Supplement.

Issuer:	Southwestern Energy Company

Guarantees:	The notes will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis by all of the Issuer’s direct and indirect, wholly owned subsidiaries that guarantee its revolving credit facility, as further set forth in the Preliminary Prospectus Supplement.

Distribution:	SEC registered

Trade Date:	December 8, 2021

Settlement Date*:	T+10; December 22, 2021

Denominations:	$2,000 x $1,000

Principal Amount:	$1,150,000,000

Security Type:	Senior Note

Ratings**:	Moody’s: Ba3; S&P: BB; Fitch BB

Maturity:	February 1, 2032

Coupon (Interest Rate):	4.750%

Price to Public:	100.000%

Yield to Maturity:	4.750%

Benchmark/Treasury:	UST 1.375% due November 15, 2031

Spread to Benchmark:	+ 324 basis points

Interest Payment Dates:	February 1 and August 1, commencing on August 1, 2022

Make-Whole Redemption:	T + 50 basis points at any time prior to February 1, 2027

Optional Redemption:	Redeemable at the prices set forth below plus accrued and unpaid interest if redeemed during the 12 months beginning on February 1 in the specified year:

	Year	Percentage
	2027	102.375%
	2028	101.583%
	2029	100.792%
	2030 and thereafter	100.000%

Special Mandatory Redemption:	Subject to special mandatory redemption at 100% of the initial issue price plus accrued and unpaid interest from the date of the initial issuance of the notes, but not including the special redemption date, as provided in the Preliminary Prospectus Supplement, if (i) the GEPH Merger does not close on or prior to January 31, 2022 or (ii) prior thereto, (a) the GEPH Merger Agreement is terminated or (b) the Issuer determines that the consummation of the GEPH Merger is not reasonably likely to close on or prior January 31, 2022.

Change of Control Triggering Event:	Offer to purchase at 101% plus accrued and unpaid interest

CUSIP Number:	845467AT6

ISIN Number:	US845467AT68

Book-Running Managers:

J.P. Morgan Securities LLC

BofA Securities, Inc.

Citigroup Global Markets Inc.

RBC Capital Markets, LLC

Wells Fargo Securities, LLC

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

PNC Capital Markets LLC

Regions Securities LLC

Truist Securities, Inc.

Senior Co-Managers:	CIBC World Markets Corp. Citizens Capital Markets, Inc. Credit Suisse Securities (USA) LLC HSBC Securities (USA) Inc. SMBC Nikko Securities America, Inc.

Co-Managers:	Credit Agricole Securities (USA) Inc. Fifth Third Securities, Inc. Goldman Sachs & Co. LLC Morgan Stanley & Co. LLC

*Note: Delivery of the notes is expected to be made against payment therefor on or about December 22, 2021, which is the 10th business day following the date of pricing of the notes (such settlement being referred to as “T+10”). Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to the second trading day preceding the date on which we deliver the notes to the underwriters for the offering will be required, by virtue of the fact that the notes initially will settle in T+10, to specify an alternate settlement cycle at the time of any such trade to prevent failed settlement and should consult their own advisers.

**Note: A securities rating is not a recommendation to buy, sell, or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement and the accompanying prospectus if you request it by calling or emailing J.P. Morgan Securities LLC toll-free at 1-866-803-9204, BofA Securities, Inc. toll-free at 1-800-294-1322 or dg.prospectus_requests@bofa.com, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, RBC Capital Markets, LLC at 1-212-428-6200 or Wells Fargo Securities, LLC, facsimile: (704) 410-4874 (with such fax to be confirmed by telephone to (704) 410-4885) or IBCMDCMLSHYLeveragedSyndicate@wellsfargo.com.

Any disclaimers or notices that may appear on this Pricing Term Sheet below the text of this legend are not applicable to this Pricing Term Sheet and should be disregarded. Such disclaimers may have been electronically generated as a result of this Pricing Term Sheet having been sent via, or posted on, Bloomberg or another electronic mail system.